FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2015

Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.
(Translation of Registrant’s Name into English)

Suite 300, Brookfield Place, 181 Bay Street, P.O. Box 762, Toronto, Canada M5J 2T3
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

DOCUMENTS FILED AS PART OF THIS FORM 6-K

See the Exhibit Index to this Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: May 6, 2015	By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title:	Corporate Secretary

EXHIBIT INDEX

Exhibit	Description

99.1	BROOKFIELD ASSET MANAGEMENT REPORTS STRONG FIRST QUARTER 2015 RESULTS